

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2012

Via E-mail
Mr. Dunson Cheng
President and Chief Executive Officer
Cathay General Bancorp
777 North Broadway,
Los Angeles, CA 90012

      Re: **Cathay General Bancorp**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed March 16, 2011
              File No. 000-18630

Dear Mr. Cheng:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Michael R. Clampitt

                              Michael R. Clampitt
                              Senior Staff Attorney